Mail Stop 3561
      October 25, 2005

Mr. James H. Disher, President
Banner Resources Inc.
c/o 3990 Warren Way
Reno, NV 89509

      Re:	Banner Resources Inc.
      Registration Statement on Form SB-2
      Filed September 26, 2005
		File No. 333-128586

Dear Mr. Disher:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you have provided in several sections of your prospectus repetitive disclosures. For example, your disclosures "Proposed Business", "Acquisition of Chita Claims", "Location and Access" and "Physical Features" contain repetitive and overlapping information. Please revise throughout your prospectus to delete repetitive disclosures and to provide a concise, but thorough, presentation of the information in a logical order.




Prospectus Cover Page
2. Please revise your disclosure here and throughout your prospectus to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. You can not file an application to be quoted.

Prospectus Summary, page 5
3. Prominently disclose that your auditors have raised substantial doubt as to your ability to continue as a going concern.
4. We note that on page 13 you state that if you find mineralized material that you intend to raise additional capital to determine if development of the property for mining operations is warranted. Please expand you summary to include this fact.
5. Also, expand this section to clearly state your mineral claims will expire on July 25, 2006 unless extended by performing approximately $11,600 in work on the claims. In addition, disclose that you have royalty obligations to meet in order to avoid forfeiting your mineral claims to the prior owner.
6. We note your statement that you will update your registration statement during the term of the offering. Expand your disclosure to also state that you will have continuing disclosure obligations under the Securities Exchange Act of 1934.

The Offering of 3,000,000 shares by Banner, page 5
7. Please revise here and in your selling shareholders offering disclosure to include the disclosure that your stock will be considered penny stock and the impact of your stock being considered penny stock.

Risk Factors, page 8
8. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

a. "Our directors and officers shall be indemnified..."  page 8

b. "As we will be subject to compliance with government regulations..." page 8

c. "Because there is no public trading market for our common stock..." page 9

In addition, revise your risk factors to get to the risk as
quickly
as possible and provide only enough detail to place the risk in context. The actual risk you are trying to convey does not stand out from the details you provide.  See as examples, "You have no benefit
of an underwriter`s...." page 11 and "Possible depressive
effect..."
on page 10.

Please note these are examples only. Review your entire risk factor section and revise as necessary.

Native Land Claims
9. We note your disclosure of the possibility of native land claims affecting title to your mineral claims. This appears to be a material risk to your company and should be addressed by a risk factor.

Use of Proceeds, page 11
10. You state that there is no minimal amount you will raise.
Please
revise to clearly state your planned business operations if you sell less than 25% of the offering. How will this scenario affect your operations and do you have other sources of financing?

Determination of Offering Price, page 13
11. Please revise to more clearly disclose how you determined the offering price. The existing disclosure states that it was arbitrarily determined. Please clarify what factors you considered in setting your offering price. For example, disclose whether your recent private placements contributed to your offering price determination, the amount of funds you will need to properly capitalize your business efforts or any other factors that were considered.

Selling Security Holders, page 15
12. We note that you have listed the beneficial owners of the securities indicated. Please more clearly disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by each selling security holder. See Interp. I.60 of Telephone Interp. Manual (July 1997) and
Interp.4S of Reg. S-K section of 3/99 Supp. to Manual.


Plan of Distribution, page 17
13. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may not be sustained even if developed.
14. In addition to clarifying that a market maker must file an application on your behalf in order to make a market for your common stock, please discuss how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.

Shares Offered by Selling Shareholders, page 20
15. Please revise to explain that the selling security holders may sell their shares in privately negotiated transactions by means of Rule 144 or other available exemption, and briefly explain how
Rule
144 works.

Executive Officers and Directors, page 23
16. We note that you have provided a general description of the business experience of Messrs. Disher and Krause. In accordance with of Item 401 of Regulation S-B, please provide more specifically the last 5 years of business experience for Messrs. Disher and Krause.
17. We note that certain of your disclosures are as of March 31, 2005, instead of June 30, 2005. Please revise your disclosures for your next amendment to present information such as Executive Compensation on pages 24 and 25 as of June 30, 2005, or the most recent quarterly reporting period.
 Description of Securities, page 26
18. You state that the common stock upon subscription of the offering will be, when issued in accordance with the terms of the offering, fully paid and non-assessable. This is a legal conclusion that only your counsel may make. Please revise.






Certain Relationships and Related Party Transactions, page 28
19. Disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Disclose the business purpose of the transactions. Further, please file any agreements as an exhibit. Business, page 29
20. Please include a discussion in your disclosure concerning the limits on the amount of time your officers and directors have to spend on your business affairs and operations.
21. In your disclosure you have provided a glossary of industry specific jargon. Please revise your disclosure to eliminate the glossary. In addition, please revise your disclosures to avoid the use of jargon and where you determine you can not avoid using jargon, please provide the context for these terms so a reader not familiar with your industry can understand your use of these terms. For example, in your Geology disclosure on page 36 you use the terms ppm u and IP halo.
Plan of Operations, page 38
22. Please note that Item 303(b)(1) of Regulation S-B requires, as applicable, a discussion of any known trends, or uncertainties that are reasonably likely to have a material effect on the company`s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition. For example, you could discuss whether the recent increases in fuel prices will increase your cost of exploration. Please revise to discuss any known trends or uncertainties. For additional guidance, please refer to SEC Releases 33-6835, 33-8056, and 33-8350.

Liquidity and Capital Resources, page 39

23. In a separately captioned section, please disclose any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. Your discussion should include all of the information that in now required by Item 303(a)(4) of Regulation S-B. If there are none, please state this in your revised disclosures.

Consolidated Financial Statements

General

24. Please revise your presentation to update your financial statements to comply with the requirements of Item 310(g) of Regulation S-B.

Consolidated Statement of Operations, page F-3

25. Please separately disclose the amount of expenses included in each line item that you paid using shares of your common stock for each period presented.

26. Please revise to include weighted average number of shares as of
June 30, 2005.  Refer to SFAS 128.

Notes to the Consolidated Financial Statements

Note 1. Exploration Stage Company, page F-6

27. We note your disclosure regarding the continuation of the Company as a going concern. Your current disclosure suggest that perhaps your only plan to implement your business plan is to raise capital through an offering even though there is not guarantee such offering will be successful. Section 607.02 of the financial reporting codification requires appropriate and prominent disclosure of a registrant`s financial difficulties and viable plans to overcome such difficulties. Please indicate whether these are management`s sole plans with respect to alleviating substantial doubt regarding you continuing as going concern and ensure that all bullet points contained in AU 341.10 have been addressed including possible discontinuance of operations.

Note 2.  Summary of Significant Accounting Policies, page F-6

General

28. We note that you disclose in your statement of changes in stockholders` deficit amounts for donated services. Please disclose your accounting policy used to determine these amounts, including the method used to calculate the amount of donated services.

Note 3.  Mineral Properties, page F-8

29. You disclose your acquisition of a 100% interest in seven mineral claims consisting of 70 mineral claim units located in Clinton Mining
Division, British Columbia, Canada for 320,000 shares of your common stock. Please disclose your purchase price allocation of the cost of the assets acquired. Please also explain to us the nature and terms of the 2.5% royalty fee and who it is payable to and your accounting treatment for these fees at the time of acquisition of the assets and your basis in GAAP for this treatment. Further, please also provide us support for your accounting treatment of the contingent consideration of $25,000 annual advance royalties commencing February
1, 2008. Is the $25,000 a fixed amount, or will the amount of the fee vary according to revenue volume or another similar operating measure? How long will you have to pay the $25,000 fee and does the annual fee effectively represent a compensation arrangement for the prior owner of the mineral claims? Explain to us how these royalties differ from the 2.5% Net Smelter Return royalty. Tell us your calculation of the total cost of the acquired assets and why. Refer to paragraphs 20 through 23, and paragraphs 25 through 28 of SFAS 141.

Note 5.  Loans Payable, page F-9

30. It appears that the $15,000 received is a demand note and whereby payment maybe requested at any time. Please disclose who loaned you
$15,000 in February 2005 and reclassify these amounts to current liabilities as of each period presented, or explain to us why it is not appropriate to do so.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Milwood Hobbs, Staff Accountant, at (202)
551-
3241 or in his absence, Mike Moran, Accounting Branch Chief, at
(202)
551- 3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff
Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.


      					Sincerely,



      					H. Christopher Owings
      Assistant Director



cc: 	David Smalley
	Fraser and Company LLP
      Via Fax (604) 669-5791




James H. Disher
Banner Resources Inc.
October 25, 2005
Page 1